UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Aviation Upgrade Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

05367W105
(CUSIP Number)

OncoVista, Inc.
14785 Omicron Drive, Suite 104
San Antonio, TX 78245
(210) 667-6000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

August 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05367W105

1)	Name of Reporting Person - I.R.S. Identification No. of person (entities only):

OncoVista, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions): WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6)	Citizenship or Place of Organization: Delaware

	7)	Sole Voting Power:	10,963,851

NUMBER
OF SHARES	8)	Shared Voting Power:	0
BENEFICIALLY
OWNED BY
EACH	9)	Sole Dispositive Power:	10,963,851
REPORTING
PERSON WITH
	10)	Shared Dispositive Power:	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,963,851

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions)		☐

13)	Percent of Class Represented by Amount in Row (11): 95.7%*

14)	Type of Reporting Person (See Instructions): CO

*	Based on 11,457,750 shares of shares of common stock of Aviation Upgrade Technologies, Inc. (“AVUG”) outstanding as of August 16, 2007, as set forth in the Securities Purchase Agreement among OncoVista, Inc., Torbjörn B. Lundqvist, and AVUG dated August 16, 2007, a copy of which is incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K of AVUG filed August 22, 2007 with the Securities and Exchange Commission.

Item 1. Security and Issuer.

This statement (this “Statement”) relates to 10,963,851 shares of common stock, par value $0.001 per share (“Common Stock”) of Aviation Upgrade Technologies, Inc. (“AVUG”), a Nevada corporation whose principal executive offices are located at 14785 Omicron Drive, Suite 104, San Antonio, TX 78245.

Item 2. Identity and Background.

(a)	This Statement is being filed by OncoVista, Inc. (“OncoVista”), a Delaware corporation.

(b)	The address of OncoVista’s principal office is 14785 Omicron Drive, Suite 104, San Antonio, TX 78245.

(c)	OncoVista is primarily engaged in the business of developing, obtaining regulatory approval, and commercializing pharmaceutical treatments for cancer and other life threatening diseases.

(d)-(e)
During the last five years, no executive officer, director, or controlling shareholder of OncoVista has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement dated as of August 16, 2007 between AVUG, Torbjörn B. Lundqvist (“Lundqvist”) and OncoVista, Lundqvist (the “Lundqvist Purchase Agreement”) sold 9,562,728 shares (the “Lundqvist Shares”) of common stock, par value $0.001 per share of AVUG (the “Common Stock”) to OncoVista for cash consideration of US$667,000 (the “Cash Consideration”). Simultaneous with the Lundqvist Purchase Agreement, OncoVista entered into share sale/purchase agreements with a number of minority shareholders of AVUG whereby such minority shareholders sold an aggregate of 1,401,123 shares (the “Minority Stockholder Shares”) of Common Stock to OncoVista. Payment for the Minority Stockholder Shares is being made from the Cash Consideration.

The Cash Consideration was funded partly by OncoVista’s own funds and partly by private investors who purchased from minority shareholders of AVUG an aggregate of 474,905 shares of Common Stock.

Item 4. Purpose of Transaction.

The disclosure set forth in Item 3 is hereby incorporated by reference. The purpose of the transaction was to obtain voting control of AVUG in contemplation of a merger or other reorganization whereby OncoVista would become the wholly owned subsidiary of AVUG and the shareholders of OncoVista would become shareholders of AVUG. As of closing of the purchase of the Lundqvist Shares and Minority Stockholder Shares (collectively the “Shares”), OncoVista owns approximately 95.7% of the total outstanding shares of AVUG’s capital stock and total voting power of AVUG’s outstanding voting securities.

As a majority stockholder of AVUG, in the future OncoVista may actively pursue proposals which could relate to or would result in the following: (a) the acquisition by any person of additional securities of AVUG; (b) a sale or transfer of a material amount of assets of AVUG or of any of its subsidiaries; (c) any change in the present board of directors or management of AVUG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of AVUG; (e) any other material change in AVUG’s business or corporate structure; (f) changes in AVUG’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (g) causing a class of securities of AVUG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of AVUG becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (i) any similar action to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)
At the date of this Statement, OncoVista beneficially owns 10,963,851 shares of Common Stock of AVUG. This represents approximately 95.7% of the total number of 11,457,750 issued and outstanding shares of Common Stock of AVUG as of August 16, 2007.

(b)	OncoVista has sole dispositive and voting power with respect to 10,963,851 shares of Common Stock of AVUG.

(c)	Other than the purchase of the Shares, no transactions in the Common Stock of AVUG were effected by OncoVista in the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of AVUG.

Securities Purchase Agreement between OncoVista, Lundqvist, and AVUG dated as of August 16, 2007.

Share Sale/Purchase Agreements between OncoVista and minority shareholders of AVUG dated August 16, 2007.

Item 7. Materials to be Filed as Exhibits.

Exhibit                    Description

A.
Securities Purchase Agreement among OncoVista, Lundqvist, and AVUG dated as of August 16, 2007, incorporated by reference as Exhibit 10.1 to the Current Report of AVUG on Form 8-K filed August 22, 2007 with the Securities and Exchange Commission (the “SEC”).

B.
Form of Share Sale/Purchase Agreements between OncoVista and minority shareholders of AVUG dated August 16, 2007 incorporated by reference as Exhibit 10.2 to the Current Report of AVUG on Form 8-K filed August 22, 2007 with the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 27, 2007
OncoVista, Inc.

/s/ Alexander L. Weis Name:Alexander L. Weis, PhD
Title: President and Chief Executive Officer